Exhibit 99.1

Thomson Reuters and Blackstone Close Financial & Risk Transaction

TORONTO, October 1, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced that it has closed the sale of a 55% interest in the company’s Financial & Risk business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. The Financial & Risk business is now known as Refinitiv.

Thomson Reuters received approximately US$17 billion in gross cash proceeds at the closing. As previously disclosed, the company plans to return an aggregate of US$10 billion of these proceeds to its shareholders (including through a previously announced substantial issuer bid/tender offer, which expires at the end of the day tomorrow). The company expects to use the remaining proceeds to redeem approximately US$4 billion of debt (including through its previously announced debt redemption and debt tender offer), maintain approximately US$2 billion of cash on its balance sheet to fund focused acquisitions, and utilize approximately US$1 billion to cover transaction-related expenses including cash taxes, pension contributions, bond redemption costs and other fees and outflows related to the transaction.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

Refinitiv

Refinitiv is one of the world’s largest providers of financial markets data and infrastructure, serving over 40,000 institutions in over 190 countries. It provides leading data and insights, trading platforms, and open data and technology platforms that connect a thriving global financial markets community – driving performance in trading, investment, wealth management, regulatory compliance, market data management, enterprise risk and fighting financial crime. www.refinitiv.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations regarding its uses of proceeds from the sale and the anticipated completions of the substantial issuer bid and debt redemptions. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Head of Communications +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com